Biolase, Inc.

27042 Towne Centre Drive, Suite 270

Lake Forest, California 92610

December 9, 2020

Ms. Abby Adams

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Biolase, Inc. Registration Statement on Form S-1, as amended Filed July 24, 2020 File No. 333-240060

Dear Ms. Adams:

The Company hereby requests that the effective date and time of the above referenced Registration Statement be accelerated to 5:00pm on December 11, 2020 or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended.

Very truly yours,

BIOLASE, INC.

By /s/ John R. Beaver
John R. Beaver
Chief Financial Officer